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SEC MAIL PROCESSING RECEIVED MAR 01 2006 WASH. D.C. 213 SECTION

SECUR 06005612 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65478

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investors Securities Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Clarendon Street
(No. and Street)

Boston, (City) MA (State) 02116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel J. Barton 617-937-8597
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

200 Berkeley Street (Address) Boston, (City) MA (State) 02116 (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 14 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _________Daniel J. Barton____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______Investors Securities Services, LLC____ , as of ___December 31 _______________________________, 2005__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

______________FinOp___________________

Title

Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Investors Securities Services, LLC
(SEC. I. D. No. 8-65478)
A wholly-owned subsidiary of
Investors Bank & Trust Company

Statement of Financial Condition
As of December 31, 2005 and
Independent Auditors' Report and
Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3)
As a Public Document

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Investors Securities Services, LLC

We have audited the accompanying statement of financial condition of Investors Securities Services, LLC (the "Company") as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Investors Securities Services, LLC at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Boston, Massachusetts
February 27, 2006

INVESTORS SECURITIES SERVICES, LLC
Statement of Financial Condition
December 31, 2005 (Dollars in thousands)

	December 31, 2005
Assets	
Cash and cash equivalents	$ 3,330
Accrued revenue – broker dealer fees	33
Accounts receivable	20
Prepaid services	30
Clearing broker dealer deposit	100
Total Assets	$ 3,513
Liabilities and Ownership Equity	
Liabilities:	
Accounts payable and accrued expenses	$ 30
Payable to clearing broker dealer	2
Due to parent	1,389
Total liabilities	1,421
Ownership Equity:	
Membership interest	2,092
Total ownership equity	2,092
Total Liabilities and Ownership Equity	$ 3,513

See Notes to Statement of Financial Condition.

1. Business

For the period January 1, 2005 to February 27, 2005, Investors Securities Services, Inc. ('ISS Inc.') was a Massachusetts corporation. ISS Inc. was 100% owned by Investors Bank & Trust Company ('IBT') which is wholly-owned by the ultimate parent, Investors Financial Services Corp. ('IFSC'). On February 23, 2005, the Board of Directors of ISS Inc. recommended that IBT, acting as sole stockholder of ISS Inc., authorize the conversion of ISS Inc. from a Massachusetts corporation to a Massachusetts limited liability company (the 'Conversion') and adopt the Plan of Entity Conversion (the 'Plan'). On February 23, 2005, IBT authorized the Conversion and adopted the Plan, and ISS Inc. was subsequently converted to Investors Securities Services, LLC (the 'Company') on February 28, 2005.

The Company is still 100% owned by IBT. The Company is a fully disclosed, introducing broker-dealer and is a member of the National Association of Securities Dealers, Inc. ('NASD'). The Company accepts customer orders, but elects to clear the orders through a clearing broker-dealer and offers a commission recapture program. There are no margin accounts, and no short selling or market making activities. The Company is responsible for monitoring performance of customers and is responsible if customers do not meet their obligations to the clearing broker dealer.

2. Summary of Significant Accounting Policies

Basis of presentation - The accompanying financial statements have been prepared from the separate records maintained by the Company and may not be indicative of the conditions that would have existed or the results of operations if the Company had operated as an unaffiliated company.

Cash and cash equivalents – For purposes of reporting cash flows, the Company defines cash and cash equivalents to include cash, due from banks, and interest-bearing deposits.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in such estimates may affect amounts reported in future periods.

3. Related Party Transactions

The Company has entered into a management agreement with IBT to receive certain administrative functions including payroll administration, general accounting, legal services and human resource services. As a result of this management agreement, the Company is billed a management fee each month by IBT as required by Notice to Members 03-63. Overhead expenses are a component of the management fee calculation.

4. Net Capital Requirements

The Company is required to maintain minimum net capital as calculated by the Security and Exchange Commission's Uniform Net Capital Rule 15c3-1. Essentially, net capital is defined as stockholders' equity and subordinated indebtedness, less certain deductions for assets that are not readily convertible into cash. The Company is required to meet a net capital requirement of the greater of 6 2/3% of aggregate indebtedness or $250,000 as of December 31, 2005. The minimum net capital requirement was $250,000 on December 31, 2005. At December 31, 2005, the Company's net capital exceeded requirements by $1,779,000. The aggregate indebtedness to net capital ratio was 0.7 to 1 at December 31, 2005.

5. Income Taxes

For the period January 1, 2005 through February 28, 2005, the Company was a participant in a tax sharing agreement with IFSC. Under the terms of this agreement, the Company was responsible for computing its federal income tax liability as if it had filed a separate return and the Company was responsible for submitting all required federal tax payments to IFSC. Any deferred tax asset or liability of the Company would remain on the books of the Company and would not be credited to IFSC. IFSC remitted or collected all required federal tax payments or refunds on behalf of the Company and allocated the portions attributable to the Company based upon its pro rata share of IFSC's U.S. federal consolidated taxable income.

As previously mentioned, the Company was converted into a single member limited liability company ('SMLLC') on February 28, 2005. As a SMLLC, the Company elected to be disregarded as an entity separate from its owner for federal and state income tax purposes. As of March 1, 2005, the Company is no longer a direct participant in the tax sharing agreement with IFSC since all of the tax reporting and tax obligations of the Company have become the responsibility of IBT (i.e., its member).

6. Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the provisions of Section (k)2(i) thereof and from Rule 17a-13 under the provision of paragraph (a) thereof.

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

February 27, 2006

To the Board of Directors of
Investors Securities Services, LLC

In planning and performing our audit of the financial statements of Investors Securities Services, LLC (the "Company") for the year ended December 31, 2005 (on which we issued our report dated February 27, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3.15 We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Boston, Massachusetts
February 27, 2006